UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MEDPACE HOLDINGS, INC.

(Name of Subject Company (Issuer))

MEDPACE INVESTORS, LLC & AUGUST J. TROENDLE

(Names of Filing Persons (Offerors))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

58506Q109

(CUSIP Number of Common Stock Underlying Class of Securities)

Stephen P. Ewald

General Counsel

Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, Ohio 45227

(513) 579-9911

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

F. Mark Reuter

Keating Muething Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,570,434	$4,190

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation assumes that all options to purchase 876,533 shares of common stock that are eligible to participate in this offer will be purchased by the offeror. These options have an aggregate value of $34,570,434, calculated based on the amount of the difference between the exercise price and $55.00 as set forth on Schedule A attached hereto. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,030	Filing Party: Medpace Investors, LLC
Form or Registration No.: Schedule TO	Date Filed: August 5, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment”) amends and restates the Schedule TO filed with the Securities and Exchange Commission on August 5, 2019 (as amended by Amendment No. 1 filed August 7, 2019 and as it may be amended or supplemented from time to time, the “Schedule TO”) and relates to the tender offer by Medpace Investors, LLC, a Delaware limited liability company (“Medpace Investors”), and August J. Troendle (“Mr. Troendle” and together with Medpace Investors, the “Offeror”), to purchase vested stock options for cash from Eligible Holders (as defined herein) of Medpace, Inc., an Ohio corporation (“Medpace”), and of certain subsidiaries of Medpace. Medpace Investors is an affiliate of Medpace and Medpace Holdings, Inc., a Delaware corporation (“Medpace Holdings” or the “Issuer”). This tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 15, 2019 and the related Election Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), which, together with any amendments or supplements thereto, constitute the “Tender Offer” or “Offer.”

This Amendment is being filed to add certain disclosures related to the price of the Offer, certain additional risk and tax disclosures, and additional interested party disclosures. The Schedule TO is hereby amended and restated in its entirety.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase for Cash Outstanding Stock Options filed as Exhibit (a)(1) hereto (the “Offering Document”), under the “Summary Term Sheet” section, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Medpace Holdings, Inc. Medpace Holdings’ principal executive office is located at 5375 Medpace Way, Cincinnati, Ohio 45227 and the telephone number of its principal executive office is (513) 579-9911.

(b) Securities. The information set forth in the Offering Document under Section 1 (“Eligibility; Eligible Options; Expiration Date”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Document under Section 9 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of each offeror is Medpace Investors, LLC, a Delaware limited liability company and August J. Troendle, a natural person and U.S. citizen. The Offeror is an affiliate of Medpace Holdings by virtue of its beneficial ownership of approximately 21.4% of the outstanding shares of common stock of Medpace Holdings and because Mr. Troendle, the President, Chief Executive Officer and Chairman of the Board of Directors of Medpace Holdings, is the sole manager and controlling unit holder of Medpace Investors. Mr. Troendle, a U.S. citizen, is a member of Medpace Investors’ Schedule 13D group. Mr. Troendle has voting control over 8,364,827 shares (approximately 23.1%) of the Issuer’s common stock as of July 31, 2019, which includes Mr. Troendle’s interest in Medpace Investors shares. The Offeror’s principal office is located at 5375 Medpace Way, Cincinnati, Ohio 45227 and the telephone number of their principal office is (513) 579-9911. Mr. Troendle has held his current position with Medpace Holdings for the past five years, has not been convicted in a criminal proceeding in the past five years, and has not been party to any judicial or administration preceding in the past five years. The information set forth under Item 2(a) above and in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Document under the “Summary Term Sheet” section, the “Risk Factors” section, Section 1 (“Eligibility; Eligible Options; Expiration Date”), Section 3 (“Amount of Cash Payment; Valuation of Eligible Options”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights; Change in Election”), Section 6 (“Acceptance of and Payment for Eligible Options; Delivery of Cash Payment”), Section 7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section 11 (“Source of Funds; Status of Eligible Options Tendered in the Offer; Accounting Consequences of the Offer”), Section 12 (“Certain Tax Consequences”) and Schedule A (“Cash Payment for Each Eligible Option”) is incorporated herein by reference.

(b) Purchases. No options will be purchased from any officer, director or affiliate of the Issuer in connection with the Tender Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. The compensation information and related party transaction information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A for the 2019 Annual Meeting of Shareholders, filed with the SEC on April 3, 2019 is incorporated herein by reference (See Item 12, “Exhibits,” which is incorporated herein by reference). Mr. Troendle and the other members of Medpace Investors, including executive officers of Medpace Holdings, received an in-kind distribution from Medpace Investors of Medpace Holdings common shares on September 28, 2018, which were reported on such individuals’ Form 4 filings with the Securities and Exchange Commission. The approximate dollar value of such transactions were as follows as of September 28, 2018: Mr. Troendle: $15,088,393.41; Mr. Jesse Geiger: $2,218,886.67; Ms. Susan Burwig: $1,508,833.35; and Mr. Stephen Ewald: $476,044.86.

(b) Significant Corporate Events. The information set forth in the Offering Document under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Document under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Document under Section 4 (“Procedures for Tendering Eligible Options”) and Section 6 (“Acceptance of and Payment for Eligible Options; Delivery of Cash Payment”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Document under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Document under Section 11 (“Source of Funds; Status of Eligible Options Tendered in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Medpace Investors beneficially owns 7,751,125 shares (approximately 21.4%) of the Issuer’s common stock as of July 31, 2019. Mr. Troendle has voting control over 8,364,827 shares (approximately 23.1%) of the Issuer’s common stock as of July 31, 2019 which includes Mr. Troendle’s interest in Medpace Investors’ shares. As sole manager and controlling unit holder of Medpace Investors, Mr. Troendle has sole voting and investment control with respect to the shares held by Medpace Investors.

(b) Securities Transactions. To the knowledge of the Offeror, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, except as set forth on Schedule B (“Stock Option Transactions by Executive Officers and Directors”) which is incorporated herein by reference, none of the Offeror, Mr. Troendle or the Issuer, its subsidiaries, its affiliates or the executive officers or directors of the Issuer has engaged in any transactions in shares of common stock.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Offeror has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

Item 10.	Financial Statements.

(a) Financial Information.

1)

The audited consolidated financial statements of Medpace Holdings, Inc. set forth on pages 72 through 112 in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 26, 2019 are incorporated herein by reference.

2)

The unaudited condensed consolidated financial statements of Medpace Holdings, Inc. set forth on pages 3 through 18 in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019, filed with the SEC on July 30, 2019 are incorporated herein by reference.

3)	The book value per share of Medpace Holdings, Inc. common stock as of June 30, 2019, the date of the most recent balance sheet presented, was $18.33.

(b) Pro Forma Information. Not applicable. Neither the Issuer’s nor the Offeror’s financial information (pro forma or otherwise) is material to the Tender Offer pursuant to Instruction 2 and Instruction 4 to Item 10 and, therefore, is not furnished with this Schedule TO. The consideration offered for the tender of the stock options consists solely of cash, the Offer is not subject to any financing condition, and the Offer is for all of the outstanding and vested stock options issued pursuant to the Medpace Holdings 2014 Equity Incentive Plan.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under Item 12 below and in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase for Cash Vested Employee Stock Options dated August 15, 2019.

(a)(2)	Form E-mail to Eligible Holders Announcing the Tender Offer and Distributing Forms.

(a)(3)	Form of Election Form.

(a)(4)	Form of Withdrawal Notice.

(a)(5)	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 26, 2019 (incorporated herein by reference).

(a)(6)	Definitive Proxy Statement on Schedule 14A for 2019 Annual Meeting of Shareholders, filed with the SEC on April 3, 2019 (incorporated herein by reference).

(a)(7)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 filed with the SEC on July 30, 2019 (incorporated herein by reference).

(a)(8)	Current Report on Form 8-K filed with the SEC on April 16, 2019 (incorporated herein by reference).

(a)(9)	Current Report on Form 8-K filed with the SEC on May 17, 2019 (incorporated herein by reference).

(a)(10)	Current Report on Form 8-K filed with the SEC on May 21, 2019 (incorporated herein by reference).

(a)(11)	Current Report on Form 8-K filed with the SEC on May 24, 2019 (incorporated herein by reference).

(a)(12)	Form of Summary Publication as published on August 8, 2019 in the Cincinnati Enquirer (filed herewith and incorporated herein)

(b)	Not applicable.

(d)(1)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Form S-1 filed on April 27, 2016).

(d)(2)	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on November 3, 2016).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDPACE INVESTORS, LLC

Date: August 15, 2019	By:	/s/ August J. Troendle
August J. Troendle,
Manager

/s/ August J. Troendle
August J. Troendle

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Purchase for Cash Vested Employee Stock Options dated August 15, 2019.

(a)(2)	Form E-mail to Eligible Holders Announcing the Tender Offer and Distributing Forms.

(a)(3)	Form of Election Form.

(a)(4)	Form of Withdrawal Notice.

(a)(5)	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 26, 2019 (incorporated herein by reference).

(a)(6)	Definitive Proxy Statement on Schedule 14A for 2019 Annual Meeting of Shareholders, filed with the SEC on April 3, 2019 (incorporated herein by reference).

(a)(7)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 filed with the SEC on July 30, 2019 (incorporated herein by reference).

(a)(8)	Current Report on Form 8-K filed with the SEC on April 16, 2019 (incorporated herein by reference).

(a)(9)	Current Report on Form 8-K filed with the SEC on May 17, 2019 (incorporated herein by reference).

(a)(10)	Current Report on Form 8-K filed with the SEC on May 21, 2019 (incorporated herein by reference).

(a)(11)	Current Report on Form 8-K filed with the SEC on May 24, 2019 (incorporated herein by reference).

(a)(12)	Form of Summary Publication as published on August 8, 2019 in the Cincinnati Enquirer (filed herewith and incorporated herein)

(b)	Not applicable.

(d)(1)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Form S-1 filed on April 27, 2016).

(d)(2)	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on November 3, 2016).

(g)	Not applicable.

(h)	Not applicable.